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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Cohen & Steers Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report (the "Exemption Report"), in which Cohen & Steers Securities, LLC (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") because the Company limited its business activities exclusively to being underwriter or sponsor of mutual funds or certain investment vehicles, and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts as defined in 17 C.F.R. § 240.15c3-3, throughout the year ended December 31, 2025, without exception. The Company's management is responsible for its compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74.

Deloitte & Touche LLP

February 26, 2026